Exhibit 23.1

January 26, 2001

Gary Patten

Senior Vice President and Chief Financial Officer

ZiLOG, Inc.

910 East Hamilton Avenue

Campbell, CA 95008

Dear Mr. Patten,

Notes 1 and 2 of the Notes to Consolidated Financial Statements of ZiLOG, Inc. included in its Form 10-K for the year ended December 31, 2000 describe a change in the method of recognizing revenue on shipments to distributors where the distributors have certain rights of return and price protection on product held by them. Previously, the Company recognized revenue from these transactions upon shipment of product to the distributor, but provided specific reserves for possible returns and allowances. Following the accounting change, revenue on shipments of products is deferred for these transactions until the products are sold to end users.

There are no authoritative criteria for determining a 'preferable' revenue recognition method based on the particular circumstances, however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP